Exhibit 99.1

                                                                   Telewest Logo

FOR IMMEDIATE RELEASE                                                 2 May 2002


                           TELEWEST COMMUNICATIONS plc
                            1st QUARTER RESULTS 2002


HIGHLIGHTS

o        Capex down by 21% year-on-year
o        EBITDA up 34% to(pound)91m year-on-year
o        Monthly revenue per household at record high of (pound)41.97
o Record broadband internet subscriber growth; 148,000 broadband subs today
o        Headcount reductions and organisational changes announced

---------------------------------------------------------------- ----------------------- ------------------- ---------------
                                                                                     Q1                  Q1           Change
                                                                                   2002                2001             Over
                                                                                                                        2001
---------------------------------------------------------------- ----------------------- ------------------- ---------------
Total Turnover                                                              (pound)334m         (pound)321m             +4%

EBITDA (including our proportionate share of UKTV's EBITDA)                  (pound)91m          (pound)68m            +34%
---------------------------------------------------------------- ----------------------- ------------------- ---------------
Cable Division:
---------------------------------------------------------------- ----------------------- ------------------- ---------------
 Consumer Division:          Revenues                                       (pound)227m         (pound)205m            +11%
                             Household customers                                  1.78m               1.71m             +4%
                             Monthly revenue per household                 (pound)41.97        (pound)38.80             +8%
---------------------------- --------------------------------------------- ------------- ------------------- ---------------
 Business Division:          Revenues                                        (pound)64m          (pound)68m             -6%

---------------------------- --------------------------------------------- ------------- ------------------- ---------------
Content Division:            Revenues - including share of joint             (pound)43m           (pound)48m           -10%
                             ventures*
---------------------------- --------------------------------------------- ------------- ------------------- ---------------

* Content Division revenues are stated after elimination of inter-company trading.

Commenting on the results, Adam Singer, group chief executive of Telewest Communications, said:

"Telewest continues to execute well. This is the seventh straight quarter of good operating results despite a depressed telecoms carrier sector and a weak television advertising market. Average monthly revenue per household is at a record (pound)41.97 and Ebitda has risen 34 per cent year on year. Our blueyonder broadband internet product has had a record quarter, with 148,000 subscribers now installed. Its growth continues to accelerate.

Despite good operational improvement, we recognise that the capital markets' doubts about the sector and the company require us to do even more. We are in a climate in which capital is scarce and we have to respond to that.

So, capital expenditure is now on target to fall to below (pound)500m this year and we will attempt to take it even lower as we apply our resources to projects that have immediate positive impact on our results.

We can now tighten the group's cost base as we have addressed some of the fundamental issues of network stability and customer service over the past two years. Today, I am announcing measures designed to create an even leaner Telewest, and bring forward a break-even cash position.

I have put in train a reorganisation of the group, which will streamline management, flatten reporting lines and allow us to focus on our core business. Regrettably, this will result in significant job losses. We have already begun a programme that aims to reduce our total staffing levels to around 9,000 from about 10,500.

The consumer and business divisions, currently managed separately, will be merged into one single operating division, and this will be serviced by a networks and technology division. Mark Luiz, chief executive of our Flextech content arm and a main board director, will take overall responsibility for our residential and business division as chief operating officer, customers. He is replaced at Flextech by Jane Lighting, managing director, television.

We anticipate that in a full year of trading, these changes will produce annualised cash savings of (pound)40m to (pound)50m in addition to our capital expenditure savings. I believe we can make these savings without harming our product line up or our current levels of customer service and growth.

Current trading is strong and in our franchise areas, we are the market leader in pay-television, with 28.9 per cent penetration; market leader in broadband; and the number two provider of telephony with 34.8 per cent penetration.

The continuing success of our broadband internet offering and the increasing numbers of subscribers to our triple play of telephone, television and internet is encouraging. In April, we sold more than 27,000 blueyonder broadband connections. We now have 107,000 triple play customers - and they are our future. While BT talks broadband, we sell it and every day we provide sanctuary for ITV Digital refugees.

The steps we have taken are aimed at helping stabilise our financial future and are a necessary but painful response to market conditions. I believe they will enable Telewest to operate more efficiently going forward. But as would be expected given the current state of the capital markets, the company continues to explore options to address its funding requirements. We recognise that investors need to see evidence that we can leverage our strong operational position into a profitable financial future sooner rather than later."

Enquiries to                    Telewest Communications plc

                                Adam Singer               group chief executive                        020 7299 5000
                                Charles Burdick           group finance director                       020 7299 5000
                                Simon Dettmer             director, corporate affairs                  020 7299 5064
                                John Murray               director, policy and communications          020 7299 5128

                                And at
                                Brunswick

                               Sarah Tovey                020 7404 5959
                               John Sunnucks                                                    020 7404 5959


For an audio visual interview with Telewest Group Chief Executive, Adam Singer and Group Finance Director, Charles Burdick, please visit www.cantos.com or www.telewest.co.uk

FINANCIAL REVIEW

Total turnover for the quarter ended 31 March 2002 increased 4%, or (pound)13 million, to (pound)334 million compared to the first quarter 2001. This was driven mainly by revenue growth in the Consumer Division, which grew by 11%, or (pound)22 million, to (pound)227 million. This growth was partly offset by a (pound)4 million reduction in Business Division revenues due to weakness in the Carrier market and a (pound)5 million reduction in Content Division revenues, mainly due to the closure or sale of non-core businesses.

Gross margin has improved to 67% for the quarter compared to 62% in the first quarter of 2001 driven by improvements in CATV and telephony margins and the growing number of broadband customers. Gross margin is stated having taken into account cost of sales, before depreciation.

Selling, general and administrative expense for the quarter was (pound)127 million, up only (pound)2 million on the first quarter of 2001.

As a result of the improvements in revenue and gross margin, EBITDA in the first quarter was (pound)91 million, up 34% on the corresponding quarter last year. This includes our (pound)5 million share of UKTV's EBITDA. EBITDA margin for the first quarter was 29% compared to 22% in the first quarter of last year. EBITDA was down by (pound)3 million compared to the fourth quarter of 2001. This was due to an (pound)8 million reduction in EBITDA because of weakness in the Carrier market, partially offset by EBITDA improvements in other divisions.

Net loss for the first quarter was (pound)166 million, down 21% compared to (pound)209 million in the corresponding quarter of 2001. This was due mainly to improvements in EBITDA, foreign exchange gains and lower amortisation.

Capital expenditure in the first quarter was (pound)124 million, down 21% or (pound)33 million on the first quarter of 2001. Capital expenditure in the first quarter is in line with previous management guidance of (pound)500 million to (pound)550 million for the full year.

As at 31 March 2002, net debt stood at (pound)5,278 million, comprising (pound)3,594 million of Notes and Debentures, (pound)277 million of lease and vendor financing, (pound)43 million of other loans and (pound)1,455 million drawn down on our (pound)2.25 billion bank facility, offset by cash balances of (pound)91 million at the quarter end.

We have a (pound)2.25 billion bank facility in place which includes (pound)2.0 billion of committed funds and a carve out for (pound)250 million from institutional investors. The first (pound)125 million of this tranche was secured in October 2001 from GE Capital. On 12 March 2002, we announced that we had secured a further (pound)20m of institutional funding from Newcourt Capital
(UK) Ltd., a subsidiary of CIT Group Inc.


BUSINESS REVIEW

Consumer Division

Consumer Division revenues for the quarter totalled (pound)227 million, an increase of 11% on the corresponding quarter in 2001. This was driven by subscriber growth along with ARPU gains, which were achieved by enhancement of our customer mix towards "triple play" (subscribers to CATV, telephone and broadband internet), as well as selected price rises.

The Consumer Division added a further 18,000 households in the quarter and now has 1,783,000 in total with household penetration at 37.9%. Telewest has the highest penetration in the UK cable industry and is also the number one provider of pay-TV and broadband internet in its addressable areas.

Multi-product uptake continues to improve with 70% of customers taking at least two services at the quarter-end, up 1 percentage point from the previous quarter and 4 percentage points on the previous year. Our number of "triple-play" customers continues to grow. At the end of the quarter our "triple play" customers accounted for 5% of the total customer base. Multi-product uptake has contributed to the continuing growth in average revenues. Monthly revenue per household has risen again this quarter to (pound)41.97.

Following price rises by our competitors, we introduced selected price rises across our TV, telephony and internet product range in April 2002.

Internet

The first quarter was another record quarter for broadband internet growth. Net additions were 41,000, representing 48% growth in the quarter to 126,000 broadband subscribers at the end of the quarter. By comparison, net additions were only 12,000 in the corresponding quarter last year. Furthermore, as at 1 May 2002, subscribers stood at 148,000 with 107,000] of these also taking TV and telephony. All of our broadband internet subscribers receive the blueyonder 512Kb/s service.

Readers of Web User, the UK's biggest selling internet magazine, have recently voted our ISP service, blueyonder, the most satisfying internet service provider in Britain. This is the third major internet accolade for blueyonder after being named ISP Review's "ISP Of The Year" and winning the "Best Unmetered ISP" award at the annual Internet Service Providers Association Awards.

High customer satisfaction levels are reflected in the low level of Broadband internet churn at 7.8%.

CATV

Net CATV additions in the quarter were 16,000 and as at 31 March 2002, we had 793,000 digital subscribers. Average monthly CATV revenue for the quarter was (pound)20.80, up 4% on the corresponding quarter in 2001.

CATV gross margin has increased to 62% for the quarter from 52% in the first quarter of 2001. This is due to price rises in 2001 and an actively managed change in the mix between premium and basic packages. For example, 75% of our CATV subscribers are "basic only" (ie do not subscribe to any premium channels) and the pay-to-basic ratio has fallen to 73% from 95% at the same time last year, again contributing to gross margin improvements.

Continued focus on customer service has seen CATV churn fall to 19.1% from 23.7% a year ago.

Residential Telephony

Net residential telephony additions in the quarter were 20,000 compared to growth of 18,000 in the first quarter last year.

The success of our telephony product, Talk Unlimited, has contributed to higher average revenues and lower churn. This is the only 24-hour 7 day-a-week flat-rate unmetered residential voice service available for local and national calls in the UK. The first quarter saw record growth for this service and at the end of the quarter, we had 253,000 Talk Unlimited subscribers, representing 15% of total telephony subscribers.

Average monthly revenue grew to (pound)25.80 in the quarter from (pound)24.97 in the first quarter of last year. Churn fell again to a record low of 16.2%.

Business Division

Business Division revenues for the quarter totalled (pound)64m, down (pound)4m on the same quarter last year. Within this amount, Carrier revenues were (pound)10 million in the quarter, down from (pound)15 million in the first quarter of 2001. Excluding Carrier Services, the Division's revenues have grown by 4% compared to the first quarter of 2001.

The quality of core business-to-business revenues have benefited from a shift to higher margin data products. This is illustrated by success in the Public and Corporate Sectors. New contracts include Littlewoods Leisure, Regional Independent Media, South Yorkshire Ambulance Service and Wyeth Laboratories, where Telewest provides a range of managed voice and data services.

Within the Travel Sector, the technology partnership with Rapid Travel is now delivering good applications revenue streams with lastminute.com and Lycos heading the list of key customer wins in the last quarter.

The decline in the Carrier market reflects current market weakness, typified by the high profile failures of some of our competitors. Telewest's Carrier business continues to deliver substantial revenues and current customers include T-Mobile (formerly One2One) for whom Telewest provide core network services.

Content Division

Content Division revenues totalled (pound)43 million in the first quarter, including our 50% share of UKTV's revenue. This was down (pound)5 million on the first quarter last year. The first quarter of 2001 included revenues for HSNDI and Screenshop, which were either closed down or sold during 2001. The same quarter also included a substantial Government grant payment in respect of the set-up of Living Health, our broadband interactive TV health service, and was the last quarter before BSkyB's analogue switch-off, which has affected revenues from the sale of our spare analogue transponder capacity. The revenue from all these items was (pound)6 million in the first quarter of 2001 compared to less than (pound)1 million in the first quarter of this year.

Advertising revenues of (pound)17 million (including 50% share of UKTV) were flat year-on-year in a market that saw a 10% overall decline. The Content Division's share of total TV advertising revenues was 3.6%, up from 3.2% a year ago. Subscription revenue has grown year-on-year, driven by UK multi-channel subscriber growth.

The fourth quarter of 2001 included one-off licensing revenue of (pound)10 million, which was not repeated in the first quarter this year. This revenue contributed no EBITDA.

Subsequent Events

On 2 April 2002 Telewest announced that it had agreed to dispose of its 37% interest in the ordinary share capital of TV Travel Group Limited to USA Networks Inc as part of USA Networks agreement to purchase TV Travel Group. The acquisition will be conditional upon, inter alia, approval from the German competition authorities. The consideration due to Telewest for its interest in TV Travel Group will be (pound)27.6 million, to be paid in cash.

On 19 April 2002, the ratings agency Standard and Poor's downgraded Telewest's debt ratings. As the Company stated at the time of a similar downgrade by Moody's on 15 March 2002, we are concerned that these decisions by the ratings agencies and the general uncertainty in the financial markets surrounding the sector, may have a negative impact on the perception of the Company among employees, customers, suppliers and in the capital markets.





Notes:


1.  Non-statutory information provided in the document is defined as follows:

EBITDA, which we consider is a standard measure commonly reported and widely used by analysts, investors and other interested parties in the cable television and telecommunications industry, represents group operating profit before deducting depreciation of fixed assets and amortisation of goodwill.

Gross margin is defined as Group turnover less cost of sales before deducting depreciation.

All commentary in this document is based on the Group's UK GAAP financial results unless otherwise specified.

2. The following is included in connection with legislation in the United States, the Safe Harbour Statement under the US Private Securities Litigation Reform Act of 1995: the foregoing includes certain forward looking statements that involve various risks and uncertainties which could lead to actual results significantly different than those anticipated by Telewest. For a discussion of certain of these risks and uncertainties, see the Company's Annual Report on Form 20-F filed with the US Securities and Exchange Commission on 29 June 2001.

Telewest Communications plc
Operating Statistics - Unaudited
----------------------------------------------------------------------------------------------------

                                                                            Actual           Actual
CONSUMER DIVISION                                                    Net additions    Net additions
                                                                           Q1 2002          Q1 2001

----------------------------------------------------------------------------------------------------
  Household customers                                                       17,870           22,733

  Cable Television subscribers                                              16,416           38,894

  Telephony subscribers                                                     19,706           18,197
  Telephone lines                                                            9,954           14,904

  Blueyonder broadband internet subscribers                                 40,778           11,723
----------------------------------------------------------------------------------------------------
                                                                      As at 31 Mar     As at 31 Mar
                                                                              2002             2001
                                                                            Actual           Actual
----------------------------------------------------------------------------------------------------
  Homes passed                                                           4,914,731        4,929,270
  Homes passed and marketed                                              4,706,854        4,772,595

  Dual or triple service subscribers  (1)                                1,246,332        1,134,090
  Cable television only subscribers                                        133,614          154,414
  Residential telephony only subscribers                                   394,221          422,247
  Internet only subscribers                                                  9,322            3,323
  Total residential subscribers                                          1,783,489        1,714,074

  Household penetration                                                      37.9%            35.9%
  Percentage of dual or triple service subscribers  (1)                      69.9%            66.2%
  Average monthly revenue per subscriber  (2)                         (pound)41.97     (pound)38.80
----------------------------------------------------------------------------------------------------
CABLE TELEVISION

  Cable television subscribers                                           1,358,200        1,288,504
  Active Digital subscribers                                               792,563          452,944
  Penetration rate  (3)                                                      28.9%            27.0%
  Average subscriber churn rate (4)                                          19.1%            23.7%
  Average monthly revenue per subscriber  (5)                         (pound)20.80     (pound)20.08
----------------------------------------------------------------------------------------------------
RESIDENTIAL TELEPHONY

  Residential telephony subscribers                                      1,635,515        1,556,337
  Residential telephony penetration  (6)                                     34.8%            32.6%
  Residential telephone lines                                            1,772,266        1,721,063
  Second line penetration                                                     8.4%            10.6%
  Average subscriber churn rate (7)                                          16.2%            19.4%
  Average monthly revenue per line  (8)                               (pound)23.72     (pound)22.54
  Average monthly revenue per subscriber  (9)                         (pound)25.80     (pound)24.97
----------------------------------------------------------------------------------------------------
INTERNET SUBSCRIBERS

  Blueyonder SurfUnlimited                                                 206,081          130,592
  Blueyonder pay-as-you-go                                                 119,026          139,639
  Blueyonder broadband                                                     125,900           18,616
  Total Internet subscribers                                               451,007          288,847
----------------------------------------------------------------------------------------------------
BLUEYONDER BROADBAND
  Average monthly revenue per subscriber (10)                         (pound)29.93              N/A
  Average subscriber churn rate (11)                                          7.8%              N/A
----------------------------------------------------------------------------------------------------

                                       6

Telewest Communications plc
Operating Statistics - Unaudited (continued)
----------------------------------------------------------------------------------------------------
                                                                      As at 31 Mar     As at 31 Mar
                                                                              2002             2001
                                                                            Actual           Actual
----------------------------------------------------------------------------------------------------
BUSINESS DIVISION
  Business customer accounts                                                73,618           67,042
  Business telephony lines                                                 452,122          399,079
  Average business lines per customer account  (12)                            6.1              6.0
  Average annualised monthly revenue per business line  (13)          (pound)41.67     (pound)46.98
  Annualised revenue per customer account  (14)                       (pound)3,102     (pound)3,134
----------------------------------------------------------------------------------------------------
CONTENT DIVISION
  Multi channel subscribers                                             10,580,505        9,952,712
  Flextech share of basic viewing  (15)                                      20.0%            23.5%
  Share of total TV advertising revenues (16)                                 3.6%             3.2%
----------------------------------------------------------------------------------------------------

     (1) Dual or triple service subscribers are those subscribers who take any two or all of our cable television, residential telephony and high-speed internet services.

     (2) Average monthly revenue per subscriber (often referred to as "ARPU") represents (i) the average monthly revenue of residential customers for such period, divided by (ii) the average number of residential customers in such period.

     (3)      Cable television penetration rate at a specified date represents
              (i) the total number of cable television subscribers at such date, divided by (ii) the total number of homes passed and marketed for cable television at such date.

     (4) Average cable television subscriber churn rate for the period is calculated on a rolling 12 month basis and represents (i) the total number of cable television subscribers who terminated basic services or whose services were terminated during such period, divided by (ii) the average number of cable television subscribers in such period.

     (5) Average monthly revenue per cable television subscriber for each period represents (i) the average monthly cable television revenue for such period, divided by (ii) the average number of cable television subscribers in such period.

     (6) Residential telephony penetration rate at a specified date represents (i) the total number of residential cable telephony subscribers at such date divided by (ii) the total number of homes passed and marketed for residential cable telephony at such date.

     (7) Average residential telephony subscriber churn rate for the period is calculated on a rolling 12 month basis and represents (i) the total number of residential cable telephony subscribers who terminated telephony services or whose services were terminated during such period, divided by (ii) the average number of residential cable telephony subscribers in such period.

     (8) Average monthly revenue per residential telephony line for each period represents (i) the average monthly residential cable telephony revenue for such period, divided by (ii) the average number of residential cable telephony lines in such period.

     (9) Average monthly revenue per residential telephony subscriber for each period represents (i) the average monthly residential cable telephony revenue for such period, divided by (ii) the average number of residential cable telephony subscribers in such period.

    (10) Average monthly revenue per blueyonder broadband subscriber for each period represents (i) the average monthly blueyonder broadband revenue for such period, divided by (ii) the average number of blueyonder broadband subscribers in such period.

    (11) Average blueyonder broadband subscriber churn rate for the period is calculated on a rolling 12 month basis and represents (i) the total number of blueyonder broadband subscribers who terminated their services or whose services were terminated during such period, divided by (ii) the average number of blueyonder broadband subscribers in such period.

    (12) Average number of business lines per customer account at a specified date represents (i) the number of business cable telephony lines at such date, divided by (ii) the average number of business cable telephony customer accounts at such date.

    (13) Average monthly revenue per business line for each period represents (i) the average monthly business cable telephony revenue for such period, divided by (ii) the average number of business cable telephony lines in such period.

    (14) Average annualised revenue per customer account for each period represents (i) the average monthly business services revenue for each period divided by (ii) the average number of business services customer accounts in such period, multiplied by twelve months.

    (15)      Basic viewing over 24 hours.

    (16) Includes Flextech wholly owned channels and UKTV advertising revenues

  Telewest Communications plc
  UK GAAP
  SUMMARISED UNAUDITED CONSOLIDATED PROFIT AND LOSS ACCOUNTS
  FOR THE THREE MONTHS ENDED 31 MARCH
  ------------------------------------------------------------------------------------------------------------------------------
                                                                                           31 Mar         31 Mar         31 Dec
                                                                                             2002           2001           2001
                                                                                                                        Audited
                                                                                         (pound)m       (pound)m       (pound)m
  ------------------------------------------------------------------------------------------------------------------------------
  Turnover
  Consumer Division:
    Cable television                                                                           85             78            329
    Telephony                                                                                 126            120            488
    Internet and other                                                                         16              7             40
  ------------------------------------------------------------------------------------------------------------------------------
                                                                                              227            205            857
  Business Division                                                                            64             68            274
  ------------------------------------------------------------------------------------------------------------------------------
  Total Cable Division                                                                        291            273          1,131


    Programming, transactional and interactive revenues                                        26             32            129
    Share of joint ventures' turnover (UKTV)                                                   17             16             63
  ------------------------------------------------------------------------------------------------------------------------------
  Total Content Division                                                                       43             48            192
  ------------------------------------------------------------------------------------------------------------------------------
  Total Turnover                                                                              334            321          1,323

  Less: share of joint ventures' turnover                                                    (17)           (16)           (63)
  ------------------------------------------------------------------------------------------------------------------------------
  Group Turnover  (note 1)                                                                    317            305          1,260
  Total Operating Costs (note 2)                                                            (378)          (395)        (2,572)
  ------------------------------------------------------------------------------------------------------------------------------
  Group operating loss  (note 1)                                                             (61)           (90)        (1,312)
  ------------------------------------------------------------------------------------------------------------------------------
      Group Turnover                                                                          317            305          1,260
      Operating expenses before depreciation  and amortisation                              (231)          (242)          (954)
                                                                                  ----------------------------------------------
      EBITDA  (note 1)                                                                         86             63            306
      Depreciation and amortisation  (note 2)                                               (147)          (153)        (1,618)
                                                                                  ----------------------------------------------
     Group operating loss                                                                    (61)           (90)        (1,312)
  ------------------------------------------------------------------------------------------------------------------------------
  Loss on disposal of investments                                                               -              -            (4)
  Share of operating profits of joint ventures                                                  5              5              9
  Share of operating (losses)/profits of associated undertakings                              (2)              3            (7)
  Interest receivable and similar income                                                        3              3             15
  Amounts written off investments                                                               -              -          (138)
  Interest payable and similar charges  (note 3)                                            (112)          (129)          (494)
  ------------------------------------------------------------------------------------------------------------------------------
  Loss on ordinary activities before taxation                                               (167)          (208)        (1,931)

  Tax on loss on ordinary activities                                                            1            (1)            (5)
  ------------------------------------------------------------------------------------------------------------------------------
  Loss on ordinary activities after taxation                                                (166)          (209)        (1,936)
  Minority interests                                                                            -              -              1
  ------------------------------------------------------------------------------------------------------------------------------
  Loss for the financial period                                                             (166)          (209)        (1,935)
  ------------------------------------------------------------------------------------------------------------------------------
  ------------------------------------------------------------------------------------------------------------------------------
  Basic and diluted loss per ordinary share (pence)                                         (5.8)          (7.2)         (67.2)
  ------------------------------------------------------------------------------------------------------------------------------

  The financial information presented above reflects the continuing operations of the business. The consolidated financial information set out on pages 8 to 12, has been prepared on the basis of the accounting policies set out in Telewest's Annual Report. The audited consolidated financial information set out on pages 8 to 12, does not constitute the Company's statutory accounts for the year ended 31 December 2001 but is derived from those accounts. Statutory accounts for 2001 will be delivered to the Registrar of Companies following the Company's Annual General Meeting on 11 June 2002. The auditors have reported on those accounts; their report was unqualified and did not contain statements under section 237(2) or (3) of the Companies Act 1985.

Telewest Communications plc
UK GAAP
SUMMARISED UNAUDITED CONSOLIDATED BALANCE SHEETS
AS AT 31 MARCH
------------------------------------------------------------------------------------------------------------------------------
                                                                                           31 Mar        31 Mar        31 Dec
                                                                                             2002          2001          2001
                                                                                                                      Audited
                                                                                         (pound)m      (pound)m      (pound)m
------------------------------------------------------------------------------------------------------------------------------
Fixed assets
  Intangible assets                                                                         1,718         2,840         1,743
   Tangible assets                                                                          3,510         3,344         3,498
  Investments in associated undertakings and participating interests                          102           177           107
  Investments in joint ventures:
    Share of gross assets                                                                 30            34            30
    Goodwill                                                                             325           423           330
    Share of gross liabilities                                                         (133)         (141)         (138)
    Loans to joint ventures                                                              223           223           218
                                                                                     -------       -------       -------
                                                                                              445           539           440
  Other investments                                                                             2             2             1
------------------------------------------------------------------------------------------------------------------------------
                                                                                            5,777         6,902         5,789
------------------------------------------------------------------------------------------------------------------------------
Current assets

  Stocks                                                                                       72            77            67
  Debtors                                                                                     249           268           239
  Secured cash deposits restricted for more than one year                                      20            12            20
  Cash at bank and in hand                                                                     91            99            14
------------------------------------------------------------------------------------------------------------------------------
                                                                                              432           456           340

Creditors: amounts falling due within one year                                              (697)         (619)         (670)
------------------------------------------------------------------------------------------------------------------------------
Net current liabilities                                                                     (265)         (163)         (330)
------------------------------------------------------------------------------------------------------------------------------
Total assets less current liabilities                                                       5,512         6,739         5,459

Creditors: amounts falling due after more than one
  year (including convertible debt)                                                       (5,250)       (4,592)       (5,031)
Minority interests                                                                              -             2           (1)
------------------------------------------------------------------------------------------------------------------------------
Net assets                                                                                    262         2,149           427
------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------
Equity shareholders' funds                                                                    262         2,149           427
------------------------------------------------------------------------------------------------------------------------------

Telewest Communications plc
UK GAAP
SUMMARISED UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE THREE MONTHS ENDED 31 MARCH
-------------------------------------------------------------------------------------------------------------------------------
                                                                                             31 Mar        31 Mar       31 Dec
                                                                                               2002          2001         2001
                                                                                           (pound)m      (pound)m     (pound)m
                                                                                                                       Audited
-------------------------------------------------------------------------------------------------------------------------------
Net cash inflow from operating activities  (note 4)                                              72            94          348
-------------------------------------------------------------------------------------------------------------------------------
Dividends received from associated undertakings                                                   -             -            3
-------------------------------------------------------------------------------------------------------------------------------

Returns on investments and servicing of finance
  Interest received                                                                               -             1            5
  Interest paid                                                                                (73)          (64)        (335)
  Interest element of finance lease payments                                                    (4)           (5)         (20)
  Issue costs of Notes and credit facility arrangement costs                                      -          (36)         (41)
-------------------------------------------------------------------------------------------------------------------------------
Net cash outflow from returns on investments and servicing of finance                          (77)         (104)        (391)
-------------------------------------------------------------------------------------------------------------------------------
Capital expenditure

  Purchase of tangible fixed assets                                                           (110)         (126)        (548)
  Sale of tangible fixed assets                                                                   -             -            2
-------------------------------------------------------------------------------------------------------------------------------
Net cash outflow for capital expenditure                                                      (110)         (126)        (546)
-------------------------------------------------------------------------------------------------------------------------------
Acquisition and disposals

  Purchase of subsidiary undertakings                                                             -             -          (6)
  Disposal of a subsidiary undertaking                                                            -             -           10
  Cash disposed of with a subsidiary undertaking                                                  -             -          (2)
  Investments in associated undertakings and other participating interests                      (1)           (4)         (26)
-------------------------------------------------------------------------------------------------------------------------------
Net cash outflow from acquisitions and disposals                                                (1)           (4)         (24)
-------------------------------------------------------------------------------------------------------------------------------
Net cash outflow before use of liquid resources and financing                                 (116)         (140)        (610)
Management of liquid resources
  Net (increase)/decrease in fixed and secured deposits                                        (74)            13           11
-------------------------------------------------------------------------------------------------------------------------------
Financing

  Net repayment of borrowings under old credit facilities                                         -         (133)        (824)
  Net proceeds from borrowings under new credit facilities                                      130           280        1,393
  Net proceeds from disposal of forward contracts                                                74             -            -
  Repayments of loans made to joint ventures (net)                                              (1)            10           21
  Proceeds from issue of Accreting Convertible Notes, 2003                                        -            30           30
  Repayment of other borrowings                                                                 (1)             -            -
  Proceeds from exercise of share options                                                         -             2            6
  Capital element of finance lease payments                                                     (9)          (10)         (54)
-------------------------------------------------------------------------------------------------------------------------------
Net cash inflow from financing                                                                  193           179          572
-------------------------------------------------------------------------------------------------------------------------------
Increase/(decrease) in cash in the period                                                         3            52         (27)
-------------------------------------------------------------------------------------------------------------------------------

Telewest Communications plc
UK GAAP
NOTES TO THE SUMMARISED UNAUDITED CONSOLIDATED ACCOUNTS
FOR THE THREE MONTHS ENDED 31 MARCH
-------------------------------------------------------------------------------------------------------------------------------
                                            Cable   Content      Inter-      Total     Cable    Content      Inter-      Total
                                                             divisional                                  divisional
                                           31 Mar    31 Mar      31 Mar     31 Mar    31 Mar     31 Mar      31 Mar     31 Mar
                                             2002      2002        2002       2002      2001       2001        2001       2001
                                         (pound)m  (pound)m    (pound)m   (pound)m  (pound)m   (pound)m    (pound)m   (pound)m
-------------------------------------------------------------------------------------------------------------------------------
1  Segmental analysis

  Group Turnover                              291        29         (3)        317       273         36         (4)        305
  Operating expenses before
   depreciation and amortisation            (207)      (27)           3      (231)     (209)       (37)           4      (242)
-------------------------------------------------------------------------------------------------------------------------------
EBITDA                                         84         2           -         86        64        (1)           -         63

  Depreciation and amortisation             (145)       (2)                  (147)     (148)        (5)           -      (153)
-------------------------------------------------------------------------------------------------------------------------------
Group operating loss                         (61)         -           -       (61)      (84)        (6)           -       (90)
-------------------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------------------
                                                                                             31 Mar       31 Mar        31 Dec
                                                                                               2002         2001          2001
                                                                                                                       Audited
                                                                                           (pound)m     (pound)m      (pound)m
-------------------------------------------------------------------------------------------------------------------------------
2  Total operating costs

 Cost of sales:

  Consumer programming expenses                                                                  33           37           142
  Business and consumer telephony expenses                                                       55           61           238
  Content Division cost of sales                                                                 16           19            83
-------------------------------------------------------------------------------------------------------------------------------
  Prime cost of sales (cost of sales before depreciation)                                       104          117           463

  Depreciation of tangible fixed assets                                                         117          108           445
-------------------------------------------------------------------------------------------------------------------------------
                                                                                                221          225           908
-------------------------------------------------------------------------------------------------------------------------------
 Administration expenses:

  Selling, general and administrative expenses                                                  127          125           491
  Amortisation of goodwill and intangible assets (31 Dec 2001 including exceptional             30            45         1,173
   impairment(pound)992m)
-------------------------------------------------------------------------------------------------------------------------------
                                                                                                157          170         1,664
-------------------------------------------------------------------------------------------------------------------------------
Total operating costs                                                                           378          395         2,572
-------------------------------------------------------------------------------------------------------------------------------
3  Interest payable and similar charges

Share of interest of associated undertakings and joint ventures                                   4            3            11
 On bank loans                                                                                   29           20           105
 Finance costs of Notes and Debentures                                                           84           81           329
 Finance charges payable in respect of finance leases and hire purchase contracts                 3            4            19
 Exchange (gains)/ losses on foreign currency translation, net                                 (11)           19            15
 Other                                                                                            3            2            15
-------------------------------------------------------------------------------------------------------------------------------
Total interest payable and similar charges                                                      112          129           494
-------------------------------------------------------------------------------------------------------------------------------

Telewest Communications plc
UK GAAP
NOTES TO THE SUMMARISED UNAUDITED CONSOLIDATED ACCOUNTS (continued)
FOR THE THREE MONTHS ENDED 31 MARCH
-------------------------------------------------------------------------------------------------------------------------------
                                                                                             31 Mar       31 Mar        31 Dec
                                                                                               2002         2001          2001
                                                                                                                       Audited
                                                                                           (pound)m     (pound)m      (pound)m
-------------------------------------------------------------------------------------------------------------------------------
4  Reconciliation of operating loss to net cash inflow from operating activities

  Group operating loss                                                                         (61)         (90)       (1,312)
  Depreciation of tangible fixed assets                                                         117          108           445
  Amortisation of goodwill and intangible assets                                                 30           45           181
  Impairment of goodwill                                                                          -            -           992
  (Increase)/decrease in stocks and programming inventory                                       (5)          (8)             2
  (Increase)/decrease in debtors                                                               (16)         (13)            23
  Increase in creditors                                                                           7           52            17
-------------------------------------------------------------------------------------------------------------------------------
Net cash inflow from operating activities                                                        72           94           348
-------------------------------------------------------------------------------------------------------------------------------
5  Net debt

  Net debt, other than short-term creditors and accruals
-------------------------------------------------------------------------------------------------------------------------------
  Convertible Notes                                                                             916          899           904
  Other Notes and Debentures                                                                  2,678        2,551         2,598
  Bank facility                                                                               1,455          935         1,324
  Other loans                                                                                    43           12            45
  Vendor financing and obligations under finance leases and hire
     purchase contracts                                                                         277          258           261
-------------------------------------------------------------------------------------------------------------------------------
Total debt                                                                                    5,369        4,655         5,132


 Less cash at bank and in hand                                                                   91           99            14
-------------------------------------------------------------------------------------------------------------------------------
Net debt                                                                                      5,278        4,556         5,118
-------------------------------------------------------------------------------------------------------------------------------

  Telewest Communications plc
  UK GAAP
  SUMMARISED UNAUDITED QUARTERLY CONSOLIDATED PROFIT AND LOSS  ACCOUNTS
  FOR THE QUARTERS ENDED
  ------------------------------------------------------------------------------------------------------------------------------
                                                                31 Mar        31 Dec       30 Sept        30 June        31 Mar
                                                                  2002          2001          2001           2001          2001
                                                              (pound)m      (pound)m      (pound)m       (pound)m      (pound)m
  ------------------------------------------------------------------------------------------------------------------------------
  Turnover
  Consumer Division:
   Cable television                                                 85            86            85              80          78
   Telephony                                                       126           126           120             122         120
   Internet and other                                               16            14            11               8           7
  ------------------------------------------------------------------------------------------------------------------------------
                                                                   227           226           216             210         205
  Business Division                                                 64            71            64              71          68
  ------------------------------------------------------------------------------------------------------------------------------
  Total Cable Division                                             291           297           280             281         273
  ------------------------------------------------------------------------------------------------------------------------------
  Content Division:
   Programming, transactional and
    interactive revenues                                            26            36            30              31          32
   Share of joint ventures' turnover (UKTV)                         17            17            15              15          16
  ------------------------------------------------------------------------------------------------------------------------------
  Total Content Division                                            43            53            45              46          48
  ------------------------------------------------------------------------------------------------------------------------------
  Total Turnover                                                   334           350           325             327         321
  Less: share of joint ventures' turnover                         (17)          (17)          (15)            (15)        (16)
  ------------------------------------------------------------------------------------------------------------------------------
  Group Turnover                                                   317           333           310             312         305
  Total Operating Costs                                          (378)       (1,394)         (387)           (396)       (395)
  ------------------------------------------------------------------------------------------------------------------------------
  Group operating loss                                            (61)       (1,061)          (77)            (84)        (90)
  ------------------------------------------------------------------------------------------------------------------------------
  ------------------------------------------------------------------------------------------------------------------------------
      Group Turnover                                               317           333           310             312         305
      Operating expenses before depreciation
        and amortisation                                         (231)         (240)         (230)           (242)       (242)
                                                           ---------------------------------------------------------------------
      EBITDA                                                        86            93            80              70          63
      Depreciation and amortisation                              (147)       (1,154)         (157)           (154)       (153)
                                                           ---------------------------------------------------------------------
      Group operating loss                                        (61)       (1,061)          (77)            (84)        (90)
  ------------------------------------------------------------------------------------------------------------------------------


  Loss for the financial period                                  (166)       (1,338)         (181)           (207)       (209)

  ------------------------------------------------------------------------------------------------------------------------------
  ------------------------------------------------------------------------------------------------------------------------------
  Basic and diluted loss per ordinary share
    (pence)                                                      (5.8)        (46.5)         (6.3)           (7.2)       (7.2)
  ------------------------------------------------------------------------------------------------------------------------------
  ------------------------------------------------------------------------------------------------------------------------------

  Telewest Communications plc
  UK GAAP
  SUMMARISED UNAUDITED QUARTERLY CONSOLIDATED PROFIT AND LOSS ACCOUNTS
  FOR THE QUARTERS ENDED
  ----------------------------------------------------------------------------------------------------------------------
                                                                    31 Mar      31 Dec    30 Sept    30 June     31 Mar
                                                                      2002        2001       2001       2001       2001
                                                                  (pound)m    (pound)m   (pound)m   (pound)m   (pound)m
  ----------------------------------------------------------------------------------------------------------------------
  Total operating costs
     Cost of sales:
     Consumer programming expenses                                      33          33          34         38         37
     Business and consumer telephony expenses                           55          59          57         61         61
     Content Division cost of sales                                     16          26          19         19         19
  ----------------------------------------------------------------------------------------------------------------------
      Prime cost of sales (cost of sales before depreciation)          104         118         110        118        117
      Depreciation of tangible fixed assets                            117         117         111        109        108
  ----------------------------------------------------------------------------------------------------------------------
                                                                       221         235         221        227        225
  ----------------------------------------------------------------------------------------------------------------------
      Administration expenses:
     Selling, general and administrative expenses                      127         122         120        124        125
     Amortisation of goodwill and tangible assets                       30          45          46         45         45
      Exceptional item -  impairment of goodwill                         -         992           -          -          -
  ----------------------------------------------------------------------------------------------------------------------
                                                                       157       1,159         166        169        170
  ----------------------------------------------------------------------------------------------------------------------
  Total operating costs                                                378       1,394         387        396        395
  ----------------------------------------------------------------------------------------------------------------------
  Interest payable and similar charges
     Share of interest of associated
       undertakings and joint ventures                                   4           3           3          2          3
     On bank loans                                                      29          33          27         25         20
     Finance costs of Notes and Debentures                              84          83          83         82         81
     Finance charges payable in respect of
       finance leases and hire purchase contracts                        3           8           3          4          4
     Exchange (gains)/losses on foreign currency
       translation, net                                               (11)           9        (16)          3         19
     Other                                                               3           1           5          7          2
  ----------------------------------------------------------------------------------------------------------------------
  Total interest payable and similar charges                           112         137         105        123        129
  ----------------------------------------------------------------------------------------------------------------------

Telewest Communications plc
US GAAP
SUMMARISED UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS
FOR THE THREE MONTHS ENDED 31 MARCH
-------------------------------------------------------------------------------------------------------------------------------
                                                                                             3 months    3 months     3 months
                                                                                                ended       ended        ended
                                                                                               31 Mar      31 Mar       31 Mar
                                                                                                 2002        2002         2001
                                                                                                   $m    (pound)m     (pound)m
-------------------------------------------------------------------------------------------------------------------------------
Revenue
 Cable television                                                                                 121          85           78
 Consumer telephony                                                                               179         126          120
 Internet and other                                                                                23          16            7
-------------------------------------------------------------------------------------------------------------------------------
Total Consumer Division                                                                           323         227          205

 Business Services Division                                                                        94          66           62
-------------------------------------------------------------------------------------------------------------------------------
Total Cable Division                                                                              417         293          267

 Content Division                                                                                  37          26           31
-------------------------------------------------------------------------------------------------------------------------------
Total Revenue                                                                                     454         319          298
-------------------------------------------------------------------------------------------------------------------------------
Operating costs and expenses
 Consumer programming expenses                                                                   (46)        (33)         (37)
 Business and consumer telephony expenses                                                        (78)        (55)         (61)
 Content expenses                                                                                (23)        (16)         (19)
 Selling, general and administrative expenses                                                   (184)       (129)        (128)
 Depreciation                                                                                   (167)       (117)        (115)
 Amortisation of goodwill                                                                           -           -         (45)
-------------------------------------------------------------------------------------------------------------------------------
                                                                                                (498)       (350)        (405)
-------------------------------------------------------------------------------------------------------------------------------
Operating loss                                                                                   (44)        (31)        (107)
Other income/(expense)
 Interest income                                                                                    -           -            5
 Interest expense                                                                               (173)       (121)        (111)
 Foreign exchange gain/(loss), net                                                                 30          21         (21)
 Share of net profits of affiliates                                                                 6           4            6
 Other, net                                                                                         -           -          (1)
-------------------------------------------------------------------------------------------------------------------------------
Loss before income taxes                                                                        (181)       (127)        (229)

 Income tax benefit                                                                                 3           2            2
-------------------------------------------------------------------------------------------------------------------------------
Net loss before extraordinary item                                                              (178)       (125)        (227)

 Extinguishment of debt                                                                             -           -         (15)
-------------------------------------------------------------------------------------------------------------------------------
Net loss after extraordinary item                                                               (178)       (125)        (242)
-------------------------------------------------------------------------------------------------------------------------------
Basic and diluted loss per ordinary share
 Before extraordinary loss                                                                    $(0.06)(pound)(0.04)(pound)(0.08)
 After extraordinary loss                                                                     $(0.06)(pound)(0.04)(pound)(0.08)
-------------------------------------------------------------------------------------------------------------------------------
Note:    Earnings before interest, taxes, depreciation and goodwill ("EBITDA")
-------------------------------------------------------------------------------------------------------------------------------
 Operating loss                                                                                  (44)        (31)        (107)
  Add: depreciation and amortisation of goodwill                                                  167         117          160
-------------------------------------------------------------------------------------------------------------------------------
EBITDA (after non-cash share-based compensation cost)                                             123          86           53
 Add back: non-cash share-based compensation cost                                                   -           -            1
-------------------------------------------------------------------------------------------------------------------------------
EBITDA (before non-cash share-based compensation cost)                                            123          86           54
-------------------------------------------------------------------------------------------------------------------------------

The consolidated financial information as set out on pages 15 to 17, which is unaudited, has been prepared on the basis of the accounting policies set out in Telewest's Annual Report, other than where changes are necessary to implement new accounting standards.

The economic environment in which the Company operates is the United Kingdom and hence its reporting currency is Pounds Sterling ("(pound)"). Merely for convenience, the financial statements contain translation of certain Pounds Sterling amounts into US Dollars ("$") at $1.4242 per (pound)1.00, the noon buying rate of the Federal Reserve Bank of New York on Thursday 28 March 2002, being the last business day before 31 March. The presentation of the US Dollar amounts should not be construed as a representation that the Pounds Sterling amounts could be so converted into US Dollars at the rate indicated or at any other rate.

Telewest Communications plc
US GAAP
SUMMARISED UNAUDITED CONSOLIDATED BALANCE SHEETS
AS AT 31 MARCH
-------------------------------------------------------------------------------------------------------------------------------
                                                                                 31 Mar             31 Mar              31 Dec
                                                                                   2002               2002                2001
                                                                                     $m           (pound)m            (pound)m
-------------------------------------------------------------------------------------------------------------------------------
Assets

  Cash and cash equivalents                                                         130                 91                  14
  Secured cash deposits restricted for more than one year                            28                 20                  20
  Receivables and prepaid expenses                                                  390                274                 261
  Investments                                                                       788                553                 547
  Property and equipment                                                          4,965              3,486               3,473
  Goodwill and other intangibles                                                  2,695              1,892               1,892
  Inventory                                                                         102                 72                  67
  Other assets                                                                       77                 54                  58
-------------------------------------------------------------------------------------------------------------------------------
Total assets                                                                      9,175              6,442               6,332
-------------------------------------------------------------------------------------------------------------------------------
Liabilities

Debt                                                                              7,377              5,180               4,897
Other liabilities                                                                 1,399                982                 984
-------------------------------------------------------------------------------------------------------------------------------
Total liabilities                                                                 8,776              6,162               5,881

Minority interests                                                                    -                  -                   -

Shareholders' equity                                                                399                280                 451
-------------------------------------------------------------------------------------------------------------------------------
Total liabilities and shareholders' equity                                        9,175              6,442               6,332
-------------------------------------------------------------------------------------------------------------------------------






Note: The adoption of SFAS 142 "Goodwill and Other Intangible Assets" from 1 January 2002 means that Amortisation of goodwill is no longer charged to the Statement of Operations.

Telewest Communications plc
US GAAP
SUMMARISED UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE THREE MONTHS ENDED 31 MARCH
--------------------------------------------------------------------------------------------------------------------------------
                                                                                             31 Mar       31 Mar         31 Mar
                                                                                               2002         2002           2001
                                                                                                 $m     (pound)m       (pound)m
--------------------------------------------------------------------------------------------------------------------------------
Cash flows from operating activities

Net loss                                                                                      (178)        (125)          (242)

Adjustments to reconcile net loss to net cash provided by/(used in) operating activities:

  Depreciation                                                                                  167          117            115
  Amortisation of goodwill                                                                        -            -             45
  Amortisation of deferred financing costs and issue discount on Senior Discount                 37           26             27
   Debentures
  Deferred tax credit                                                                           (3)          (2)            (2)
  Unrealised (gain)/loss on foreign currency translation                                       (30)         (21)             21
  Non-cash accrued share-based compensation cost                                                  -            -              1
  Extinguishment of debt                                                                          -            -             15
  Share of net losses of affiliates                                                             (6)          (4)            (6)

Changes in operating assets and liabilities, net of effect of acquisition of subsidiaries:

  Change in receivables                                                                         (6)          (4)              3
  Change in prepaid expenses                                                                   (15)         (11)           (22)
  Change in other assets                                                                        (6)          (4)           (44)
  Change in accounts payable                                                                     80           56             27
  Change in other liabilities                                                                  (47)         (33)             48
--------------------------------------------------------------------------------------------------------------------------------
Net cash used in operating activities                                                           (7)          (5)           (14)

Net cash used in investing activities                                                         (159)        (112)          (116)

Net cash provided by financing activities                                                       276          194            169
--------------------------------------------------------------------------------------------------------------------------------
Net increase in cash and cash equivalents                                                       110           77             39

Cash and cash equivalents at beginning of period                                                 20           14             60
--------------------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents at end of period                                                      130           91             99
--------------------------------------------------------------------------------------------------------------------------------

                                    SIGNATURE


Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                Telewest Communications plc



Dated: May 2, 2002              By:      /s/ Clive Burns
                                    -------------------------------------
                                Name:    Clive Burns
                                Title:   Company Secretary